Exhibit 21.1

List of Subsidiaries of Gamida Cell Ltd.

1.	Gamida Cell – Teva Joint Venture Ltd.

•	Jurisdiction of incorporation: Israel

•	Name under which the subsidiary does business: Gamida Cell – Teva Joint Venture Ltd.

2.	Gamida Cell Inc.

•	Jurisdiction of incorporation: Delaware

•	Name under which the subsidiary does business: N/A

3.	Gamida Cryo Ltd.

•	Jurisdiction of incorporation: Israel

•	Name under which the subsidiary does business: Gamida Cryo Ltd.